

March 15, 2011

Via Facsimile and U.S. Mail

Mr. Gregory S. Lang
President
PMC-Sierra, Inc.
3975 Freedom Circle
Santa Clara, CA 95054

> **Re: PMC-Sierra, Inc.**
> **Form 10-K for the year ended December 26, 2010**
> **Filed February 24, 2011**
> **File No. 0-19084**

Dear Mr. Lang:

We have reviewed your response letter dated February 17, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 26, 2010

Note 17. Segment Information, page 83

1.   We note your response to prior comment 1 and your revised disclosures here. We note from your response that each of the operating segments is at a different stage of investment and a different stage of maturity. Further, the stage of investment and maturity appears to have an impact on the financial metrics utilized by your chief operating decision maker. You state that "at the operating segment level, non-GAAP operating margin percentage has varied historically due to the businesses of each operating segment being at different stages of maturity and R&D investment levels."

Mr. Gregory S. Lang
PMC-Sierra, Inc.
March 15, 2011
Page 2

> Based on this information, it is not clear to us how aggregation of your operating segments is consistent with the objectives and basic principles of FASB ASC 280. Please explain to us why you believe that providing disaggregated information would not help users of the financial statements better understand your performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole. In this regard, please note that paragraph 280-10-50-11 of the FASB Accounting Standards Codification requires that aggregation of operating segments be consistent with the objectives and basic principles of FASB ASC 280.

2. Notwithstanding the above, we note that your aggregation of the operating segments is based on the expected future long-term economic characteristics of each segment. In addition to the information provided in your response dated January 19, 2011, please also provide us with your projections, as available, for the future periods over which you expect the segments to exhibit similar economic characteristics.

3. We note your prior responses have provided information regarding areas where your operating segments are similar. In addition to the historical economic characteristics, please tell us more about any areas where you determined the operating segments may be dissimilar.

4. Please explain to us in greater detail why you believe the ranges you present for expected long-term annual revenue growth rate and expected long-term non-GAAP operating margin percentage support a conclusion that achievement of such metrics results in similar economic characteristics. Explain how your conclusion considered the percent differences in margins.

> You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

> Sincerely,

> Kevin L. Vaughn
> Accounting Branch Chief